Exhibit 99.1

Dangdang Announces CFO Resignation

April 16, 2012 — E-Commerce China Dangdang Inc. (“Dangdang’ or the “Company”) (NYSE: DANG), a leading business-to-consumer e-commerce company in China, today announced that Conor Chia-huang Yang, the chief financial officer of the Company, has tendered his resignation for personal reasons. Conor will remain with the Company for a transition period up to three months. Meanwhile, the Company will commence searching for qualified CFO candidates soon.

“Conor has made an important contribution to Dangdang since he joined in March 2010. We thank him for his leadership and dedication to the company. We wish him all the best in his future endeavors. “ said Ms. Peggy Yu Yu, Dangdang’s Executive Chairwoman.

Filing of Annual Report on Form 20-F

On April 2, 2012, the Company filed its annual report on Form 20-F that includes its audited financial statements with the Securities and Exchange Commission. The annual report is available on the Company’s website at http://ir.dangdang.com/phoenix.zhtml?c=241200&p=IROLsecToc&TOC=aHR0cDovL2lyLmludC53ZXN0bGF3YnVzaW5lc3MuY29tL2RvY3VtZW50L3YxLzAwMDEx

OTMxMjUtMTItMTQ2Mjk1L3RvYy9wYWdl&ListAll=1. Holders of the Company’s securities may request a hard copy of the Company’s annual report free of charge.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts in this press release are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Dangdang does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this press release, and Dangdang undertakes no duty to update such information, except as required under applicable law.

About Dangdang

E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG) is a leading business-to-consumer e-commerce company in China. On its website dangdang.com, the Company offers more than 710,000 books and other media products as well as selected general merchandise products including beauty and personal care products, home and life style products, baby, children and maternity products, apparel, digital and electronics products. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang’s nationwide fulfillment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers.

For investor and media inquiries, please contact:

Maria Xin

Investor Relations Director

E-commerce China Dangdang Inc.

+86-10-5799-2306

xinyi@dangdang.com

Caroline Straathof

IR Inside

+31-6-54624301

info@irinside.com